

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Mr. Robert B. Kay
Executive Chairman and Chief Executive Officer
iBio, Inc.
9 Innovation Way, Suite 100
Newark, DE 19711

> **Re:** **iBio, Inc.**
> **Form PRE 14A**
> **Filed October 28, 2010**
> **File No. 000-53125**

Dear Mr. Kay:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director